Exhibit 99.1

Eye-Net Mobile Successfully Completes Initial Integration with the Assistance of a Leading Israeli Cellular Provider

Foresight’s cellular-based V2X accident prevention solution was installed on the cellular provider’s data center

Ness Ziona, Israel – Jan. 7, 2019 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems and V2X (vehicle to everything) cellular-based solutions, announced today that its wholly owned subsidiary Eye-Net Mobile Ltd. has successfully completed initial integration by installing the Eye-Net™ application’s communication layer on the data center of a leading Israeli cellular provider. Eye-Net™ is a V2X cellular-based accident prevention solution, designed to provide pre-collision alerts in real time to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

The activity with the cellular provider which also included technological know-how and assistance in engineering design may improve Eye-Net’s efficiency, allowing phone subscribers who register for the application service to receive more accurate alerts. Such improvement will be most significant when the Eye-Net™ application will be deployed on a large number of mobile phones.

“We were pleased to have the opportunity to collaborate with a leading Israeli cellular provider,” said Haim Siboni, CEO of Foresight. “This strategic alliance marks an important milestone in Eye-Net’s roadmap. We expect to expand Eye-Net’s market penetration by extending collaboration with the leading cellular provider in future development milestones.”

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefit of its products, that it expects to expand Eye-Net’s market penetration by extending collaboration with the leading cellular provider in future development milestones, and when it discusses the merger with Tamda. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

MS-IR

Miri Segal-Scharia

msegal@ms-ir.com

917-607-8654